Exhibit 99.1

Spreadtrum Meets Milestone for China Mobile TD-SCDMA Grant

Shipment growth continues with more than 50% market share and technology leadership in TD-SCDMA, with 40nm single-chip with
TD-SCDMA/EDGE/GPRS/GSM, multi-media and power management features

SHANGHAI, CHINA – September 30, 2011 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum” or the “Company”), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced that in 3Q 2011 it has met the last major milestone of a TD-SCDMA research and development grant awarded by China Mobile to the Company in 2009.  This marks successful completion of the project and will enable the Company to recognize more than US$8 million in research and development grants as an offset to operating expenses in the third quarter of 2011, including subsidies recognized from both the China Mobile and other government projects. Spreadtrum’s TD-SCDMA customers include more than 30 global and domestic tier-1 manufacturers and design houses who have introduced more than 72 feature phone and smartphone models in 2011 using Spreadtrum’s baseband solutions.

Spreadtrum now commands more than 50% market share of TD-SCDMA shipment volumes.  Dr. Leo Li, Spreadtrum’s president and CEO commented, “We are the clear leader in the feature phone and fixed wireless segments of the TD-SCDMA market, which account for the majority of industry shipments so far this year. Our 40nm-based single-chips with TD-SCDMA/EDGE/GPRS/GSM, multi-media and power management features have enabled customers building handsets on our platform to achieve breakthrough standby and talk times, at a retail price point that is attractive to 3G handset buyers.  We further expect to expand our footprint in the smartphone segment following the launch of our low-cost single-chip smartphone product.”

Dr. Li added, “In addition to today’s news and in response to recent shareholder inquiries, we would like to provide additional clarification on our corporate structure.  Our primary operations in China are conducted through a wholly foreign owned enterprise (WFOE), distinct from the variable interest entity (VIE) structures that are common in the China Internet sector and that have been the subject of recent press speculation with regards to possible PRC or US government review.  There is no active investigation that we are aware of by either the China government or the US Department of Justice of our corporate structure or accounting practices, which adhere to conservative interpretation of US GAAP.”

About Spreadtrum Communications
Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market.  Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management.  Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements. For more information, visit www.spreadtrum.com.

Safe Harbor Statements:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Spreadtrum's expectations to expand its footprint in the smartphone segment following the launch of its low-cost single-chip smartphone product. The Company uses words like "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the timing of the Company’s launch of new products; continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the commercial deployment of TD-SCDMA technology will grow; the Company's ability to sustain recent rates of growth and its leadership position in TD-SCDMA market; the state of and any change in the Company's relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the sections under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.